UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

(Name of issuer)

American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares Series B Shares, without par value

(Title of class of securities)

40051E202

(CUSIP number)

Fernando Chico Pardo

c/o Promecap, S.A. de C.V.

Bosque de Alisos No. 47A-3, Bosques de las Lomas

CP 05120, Mexico, D.F., Mexico

+52 55 1105 0800

With a copy to:

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, New York 10005

(212) 530-5735

Attention: Roland Hlawaty

(Name, address and telephone number of person authorized to receive notices and communications)

January 4, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 40051E202	Page 2 of 6 Pages

(1)	Names of reporting persons Fernando Chico Pardo
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Mexican States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,746,297
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,746,297
(11)	Aggregate amount beneficially owned by each reporting person 37,746,297
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.6%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 40051E202	Page 3 of 6 Pages

(1)	Names of reporting persons Agrupación Aeroportuaria Internacional III, S.A. de C.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF and OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Mexican States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 16,378,297
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,378,297
(11)	Aggregate amount beneficially owned by each reporting person 16,378,297
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.9%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 40051E202	Page 4 of 6 Pages

(1)	Names of reporting persons Servicios de Estrategia Patrimonial, S.A. de C.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO and BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Mexican States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 21,368,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 21,368,000
(11)	Aggregate amount beneficially owned by each reporting person 21,368,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.7%
(14)	Type of reporting person (see instructions) CO

Page 5 of 6 Pages

Amendment No. 13 to Schedule 13D

The Reporting Persons (as defined below) hereby amend and supplement the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2007, as amended by Amendment No. 1 thereto filed on May 14, 2007, Amendment No. 2 thereto filed on June 4, 2007, Amendment No. 3 thereto filed on June 5, 2007, Amendment No. 4 thereto filed on June 20, 2007, as amended and restated by Amendment No. 5 thereto filed on June 20, 2007, as amended by Amendment No. 6 thereto filed on August 22, 2007, as amended by Amendment No. 7 thereto filed on May 23, 2008, as amended by Amendment No. 8 thereto filed on June 2, 2008, as amended by Amendment No. 9 thereto filed on July 3, 2008, as amended by Amendment No. 10 thereto filed on June 23, 2010, as amended by Amendment No. 11 thereto filed on October 14, 2010, and as amended by Amendment No. 12 thereto filed on November 8, 2011 with respect to, among other things, the Reporting Persons’ beneficial ownership of series B shares (“Series B Shares”) (including Series B Shares underlying the American Depositary Receipts (“ADSs”)) of Grupo Aeroportuario del Sureste, S.A.B. de C.V., a limited liability publicly traded corporation with variable capital stock (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States (“Mexico”). According to its public filings with the Commission, the Company, through its subsidiaries, operates airports in the southeastern region of Mexico. Defined terms used but not defined herein shall have the respective meanings given to such terms in Amendment No. 5 or Amendment No. 6.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding at the end of the Item the following paragraphs:

On January 4, 2012, Mr. Chico, through his wholly owned subsidiary, Agrupación Aeroportuaria Internacional III, S.A. de C.V. (“AAI III”), sold 37,746,290 Series B Shares for an aggregate purchase price of $196,645,542.03 pursuant to a stock purchase agreement (the “SPA”) with Grupo ADO, S.A. de C.V. (“ADO”) entered into on November 7, 2011.

In addition, on January 4, 2012, Mr. Chico sold 2,639,510,000 shares, representing 100% of the total capital stock of Corporativo Galajafe, S.A. de C.V., an entity owned and controlled entirely by Mr. Chico that owns 4,760,125 Series D shares of ITA, representing 49% of the total outstanding shares of ITA, to ADO.

Item 5. Interest in Securities of the Issuer

Item 5(c) is hereby amended by adding at the end of the Item the following paragraph:

On January 4, 2012, Mr. Chico, through his wholly owned subsidiary, AAI III, sold 37,746,290 Series B Shares for an aggregate purchase price of $196,645,542.03 (or approximately $5.21 per Series B Share) pursuant to the SPA with ADO. This transaction was effected pursuant to a privately negotiated transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 5, 2012

FERNANDO CHICO PARDO

/s/ Fernando Chico Pardo

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL III, S.A. DE C.V.

By:	/s/ Fernando Chico Pardo
Name: Fernando Chico Pardo
Title: Attorney in fact

SERVICIOS DE ESTRATEGIA PATRIMONIAL, S.A. DE C.V.

By:	/s/ Fernando Chico Pardo
Name: Fernando Chico Pardo
Title: Attorney in fact